April 29, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Maryse Mills-Apenteng

RE:

Park City Group, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2010

Filed on September 15, 2010

File No. 000-03718

Dear Ms. Mills-Aspenteng:

We thank you for your comment letter dated April 27, 2011 (the “Comment Letter”) addressed to Park City Group, Inc. (the “Company”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.

Form 10-K for the year ended June 30, 2010

Item 1.  Business

Technology, Development and Operations, page 9

1.

 We note that although you discuss in the risk factor on page 19 your dependence on technologies licensed from third-party software providers that are incorporated into your products, it does not appear that you have discussed this aspect of your business in material detail in the business section.  The material terms of material technology licenses should be described in an appropriate location in the business section.  In addition, to the extent you have material license agreements, please provide us with your analysis as to whether you are substantially dependent on one or more of the referenced third-party licenses within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K.

The Company’s technologies currently incorporate certain software licensed from third parties, specifically the Company database application which is currently licensed from a major ESP software provider.  While the Company is arguably dependent on these applications to maintain its technology, each of the software licenses necessary to run the applications, including its database application, is fully “paid up” and maintained “on premises”, meaning that the Company is only dependent on third parties for software upgrades, if any, and can elect at any time not to purchase such upgrades. Even without such upgrades, the Company’s technologies can be maintained without risk to the Company from such third parties.  As a result, the Company does not believe that the terms of the licenses are material to the Company, and therefore believes that additional disclosure would not be required in response to the Staff’s comment.  However, the Company recognizes the emphasis placed on technologies licensed from third parties in its risk factor on Page 19 of the Annual Report on Form 10-K for the year ended June 30, 2010 (“Annual Report”), and intends to revise its disclosure in future filings consistent with the foregoing.

2.

Please tell us what consideration you gave to filing your agreement with respect to the third-party data center hosting facility as an exhibit to your annual report.  Refer to Item 601(b)(10)(ii)(B) of Regulation S-K and advise.

The Company does not believe that it is substantially dependent on the third-party data hosting facility, and therefore does not believe that filing the agreement as an exhibit to our Annual Report is required by Item 601(b)(10)(ii)(B) of Regulation S-K.  In this regard, the Company utilizes a third party data center where space is leased to house production servers and networking equipment.  The data center has established complete redundancy in physical and environmental controls which include numerous safeguards intended to protect and ensure continued operation of such equipment.  A complete list of such safeguards can be supplementally provided upon request by the Staff.

In addition, to mitigate the risk of data loss, customer data is backed up on a regular basis using commercial backup software. The Company has documented policies and procedures to govern the data backup and retention processes. Incremental backups take place on a nightly basis to capture data changes during the day, and full backups occur weekly, all of which are recorded to disk. To further mitigate the risk of loss, backup data is also recorded to portable media, which is rotated off site weekly for recovery purposes. In addition to backup procedures, data redundancy controls are in place on all production servers. RAID (redundant array of independent disks) controls allow for continual striping of data across multiple drives, effectively creating data redundancy and preventing catastrophic loss due to disk failure.

Lastly, the Company has in place a disaster recovery site where key customer data/information is replicated (the “DR Site”). The DR Site is housed in a secondary data center which is geographically separated from our primary data center locations. In the event of a disaster recovery scenario, key personnel are trained and ready to respond to minimize the impact from any and all potential disasters.

The foregoing considerations were the principal factors considered by management to determine that the Company was and is not substantially dependent on its third-party data center hosting facility to maintain its business and operations, and that therefore the agreement respecting the data center would not be required to be filed as an exhibit to the Annual Report pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Patents and Proprietary Rights, page 11

3.

We note that the company has been awarded nine patents and has several other pending patent applications.  Please tell us whether you are substantially dependent on one or more of the patents you reference.  Refer to Item 101(h)(4)(vii) of Regulation S-K.

The Company is not substantially dependent on one or more of the patents referenced in the Annual Report.  The referenced patents are an historical part of the Company’s business, and are currently incorporated into technologies that are responsible for not more than between approximately 8% and 10% of the Company’s revenue as reported in the Annual Report.  As the Company has disclosed in the Annual Report, its business is principally focused on its subscription-based software model, which represents both the principal source of revenue, as well as the principal source of the Company’s growth.  This business is not addressed or addressable by patents owned by the Company.  The patents do, however, represent potential opportunity for the Company to extend its business in the future.  As a result, no additional disclosure is proposed in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

4.

We note your reference to “Section 27A of the Securities Act” and your statement that your Exchange Act filing contains forward-looking statements within the meaning of the Securities Act, which may suggest that you are attempting to rely on the safe harbor provisions of the Act.  However, given your status as a penny stock issuer, you are not eligible to rely on the safe harbor provisions of the Securities Act or Exchange Act for forward-looking statements.  Refer to Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Exchange Act.  Please confirm that you will remove such references in future filings or advise.

Rule 3a51-1 under the Securities Exchange Act of 1934 (“Exchange Act”) excludes from the definition of “penny stock” in paragraph (d) of the Rule a security having a price of five dollars or more, provided certain conditions are met.  As of April 28, 2011, the closing price of the Company’s Common Stock, as reported on NYSE AMEX was $5.38 per share.  On the date of filing the Annual Report, the closing price of the Company’s Common Stock was $4.50 per share.  Nevertheless, the Company notes the Staff’s comment set forth in the Comment Letter, and will remove references to Section 27A of the Securities Act of 1933 (“Securities Act”) in future filings where the safe harbor provisions of Section 27A under the Securities Act and Section 21E of the Exchange Act do not apply.

Item 10.  Directors, Executive Officers and Corporate Governance, page 38

5.

It appears that you did not discuss, on an individualized basis, each director’s specific skills or experience that led to the conclusion that such person should serve as a director given the company’s business and structure.  Refer to Item 401(e)(1) of Regulation S-K.  Please advise and confirm that you will include this information in future filings.

While the individual director’s background and relevant experience is included in each director’s background, the Staff’s comment is noted, and the specific skills or experience that led to the conclusion that such director should serve as a director will be included in future filings, as required by Item 401(e)(1) of Regulation S-K.

Code of Ethics and Business Conduct, page 40

6.

 Please tell us whether the code of ethics adopted by you applies to the persons serving as your principal executive, financial, and accounting officers.  If so, please confirm that you will include an affirmative statement to this effect in future filings.  Refer to Item 406(a) of Regulation S-K.

The Company’s code of ethics applies to the persons serving as the Company’s principal executive, financial, and accounting officers.  The Company confirms that it will include an affirmative statement to this effect in future filings, as required by Item 406(a) of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 42

7.

 In future filings please confirm that you will disclose the aggregate grant date fair value of the stock awards as computed in accordance with FASB ASC Topic 718.  Refer to Item 402(n)(2)(v) of Regulation S-K.

The Company confirms that it will disclose the aggregate grant date fair value of the stock awards as computed in accordance with FASB ASC Topic 718, as required by Item 402(n)(2)(v) of Regulation S-K.

8.

 You indicate in footnote 2 to the summary compensation table that “a significant portion” of Mr. Fields’ compensation is paid to “a management company” wholly owned by Mr. Fields.  Please tell us the portion of base salary, as footnoted in the summary compensation table, that was paid to Field Management Inc. and confirm that you will provide narrative disclosure in future filings, as applicable.  In addition, to the extent that amount differs from the amount indicated in the service agreement with Fields Management, please include a discussion of how the new amount was determined.  Refer to Item 402(o) of Regulation S-K and advise.

The portion of Mr. Fields’ base salary that was paid to Field Management, Inc. during 2010 was $250,000.  Under the description of Employment Agreements, the total amount required to be paid under the Services Agreement is disclosed; however, the Annual Report does not disclose the actual amount paid to Mr. Fields individually and to Fields Management separately in either the Summary Compensation table or the footnote thereto.  The Company will include such disclosure in future filings, as well as disclosure regarding the difference between the amount actually paid disclosed in the table, and the amount required to be paid as set forth under Employment Agreements.  In this regard, Fields Management voluntarily reduced the amount required to be paid to Fields Management during 2010 relative to the amount required to be paid to Fields Management under the terms of the Services Agreement.

Item 13.  Certain Relationships and Related Transactions and Director Independence, page 47

9.

Please tell us to whom the three promissory notes described in this section were issued.  Please confirm that in future filing you will include such information, as required by Items 404(d)(1) and 404(a) of Regulation S-K.

As described in Note 17 to the financial statements contained in the Annual Report, and cross referenced in Item 13, the three promissory notes described in Item 13. Certain Relationships and Related Transactions and Director Independence on page 47 of the Annual Report were issued to Robert W. Allen, Riverview Financial and Julie Fields.  The Company acknowledges that the disclosure set forth under Item 13 should directly contain the additional disclosure, which was inadvertently omitted in lieu of the disclosure set forth in the Notes, and will include such additional detailed information under Item 13 in future filings as required by Items 404(d)(1) and 404(a) of Regulation S-K.

10.

It appears that you did not provide the information required by Item 404(a) of Regulation S-K with respect to each applicable related party transaction described in Note 17 to the financial statements.  Specifically, we note that you appear to have entered into promissory notes and stock purchase agreements with certain executive officers, which are not described.  Please advise.

The Company included the required disclosure in Notes 15 and 17 to the financial statements set forth in the Annual Report, and included a reference to such disclosure under Item 13 to direct the reader to the required disclosure; however, in response to the Staff’s comment, and in light of the requirements of Items 404(d)(1) and 404(a) of Regulation S-K, the Company shall include such additional disclosure under Item 13 rather than contain a cross reference to satisfy its disclosure requirements.

*  *  *  *  *

We believe that we have adequately responded to the outstanding comments.  Please call me directly at (435) 645-2106 with any questions or additional comments.  Thank you.

Very truly yours,

PARK CITY GROUP, INC.

By: /s/  Ed Clissold

      Ed Clissold, General Counsel

April 29, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Maryse Mills-Apenteng

Re:

Park City Group, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2010

Filed on September 15, 2010

File No. 000-03718

Ladies and Gentlemen:

Pursuant to the Staff’s Comment Letter to Park City Group, Inc., dated April 27, 2011, the Company has provided responses to Staff’s questions, and hereby acknowledges that:

 The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

 Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

 The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Park City Group, Inc.

By:  /s/ Randall K. Fields

        Randall K. Fields

        Chief Executive Officer